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                                                      OMB NUMBER: 3235-0104
                                                      Expires: December 31, 2001
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1.   Name and Address of Reporting Person*

     Lernout & Hauspie Speech Products N.V.
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   (Last)                            (First)              (Middle)

     Flanders Language Valley 50
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                                    (Street)

     Ieper,                          Belgium                8900
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

     December 11, 2001
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3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

     ScanSoft, Inc. ("SSFT")
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5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


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6.   If Amendment, Date of Original (Month/Day/Year)


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7.   Individual or Joint/Group Filing  (Check Applicable Line)

     [X]  Form filed by One Reporting Person

     [_]  Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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

Common Stock, par value $0.001                    7,400,000(1)            D
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

(1) The securities that give rise to the Reporting Person's reporting obligation are shares ("Shares") issued to Lernout & Hauspie Speech Products N.V. ("L&H") pursuant to that certain Asset Purchase Agreement dated as of December 7, 2001 and amended on December 12, 2001 by and among L&H, the other Sellers (as listed below) and ScanSoft, Inc. The Shares were issued solely to L&H, however, approximately one-half of the Shares were received on behalf of the other Sellers and will be allocated among the other Sellers in accordance with an allocation schedule that is subject to the review and approval of the U.S. Bankruptcy Court for the District of Delaware. In the aggregate, the Shares represent an interest in excess of 10% of the common stock of ScanSoft, Inc. The other Sellers include L&H Holdings USA, Inc., Lernout and Hauspie Speech Products USA, Inc., L&H Applications USA, Inc., Linguistic Technologies, Inc., Interactive Systems, Inc. and L&H Linguistics USA, Inc.
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
5(b)(v).

         POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

None
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
Explanation of Responses:




/s/ J. M. Vanstaen                                        December 21, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.